UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-39968

TELUS International (Cda) Inc.

(Registrant’s name)

Floor 7, 510 West Georgia Street

Vancouver, BC V6B 0M3

Tel.: (604) 695-3455

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The Stock Purchase Agreement and Agreement and Plan of Merger entered into in connection with TELUS International (Cda) Inc.’s acquisition of WLTR Holdings, LLC (the “Acquisition”), including the forms of (i) the Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC, and (ii) the Amendment to the Registration Rights Agreement, dated February 5, 2021, by and among TELUS International (Cda) Inc. and its shareholders party thereto, are attached as exhibits to this Report of Foreign Private Issuer on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference in TELUS International (Cda) Inc.’s registration statements on Form F-3 (File No. 333-264066) and Form S-8 (File No. 333-252685) (together, the “Registration Statements”) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DESCRIPTION OF CERTAIN AGREEMENTS IN CONNECTION WITH THE ACQUISITION

Stock Purchase Agreement and Agreement and Plan of Merger

On October 26, 2022, TELUS International Holding (U.S.A.) Corp. (“TELUS International USA”), a wholly owned subsidiary of TELUS International (Cda) Inc. (“TELUS International” or the “Company”), entered into a Stock Purchase Agreement and Agreement and Plan of Merger (the “Acquisition Agreement”) with WLTR Holdings, LLC (“WillowTree”), Insignia WT Holdings, LLC (“Blocker Seller”) and Sequoia Merger Subsidiary LLC (“Merger Sub”), a wholly owned subsidiary of TELUS International USA. Pursuant to the Acquisition Agreement, subject to the terms and conditions thereof, Blocker Seller agreed to sell to TELUS International USA, and TELUS International USA agreed to purchase from Blocker Seller, all of the issued and outstanding shares of capital stock of Insignia WT Blocker Corp. (“Blocker”) and, the parties agreed that, immediately thereafter, Merger Sub will be merged with and into WillowTree, with WillowTree being the surviving company (the “Surviving Company”). As a result of such sale and merger, Blocker and WillowTree will each become subsidiaries of TELUS International USA (the “Acquisition”) and the equity interests in WillowTree (other than those owned by Blocker and certain rollover interests as described below) will be cancelled and converted into the right to receive a cash and stock consideration. In connection with the execution of the Acquisition Agreement, TELUS International entered into a parent guarantee to guarantee TELUS International USA’s obligations under the Acquisition Agreement.

The base purchase price for the Acquisition is $1,225,000,000, which is subject to customary adjustments for cash, indebtedness and working capital (based on a working capital target). The purchase price is subject to reduction with respect to certain rollover units described below. TELUS International USA is entitled to settle a portion of $125,000,000 of the purchase price through the issuance and delivery of subordinate voting shares of the Company (“Company Shares”) to the Blocker Seller and certain other unitholders of WillowTree. The number of Company Shares payable at the closing will be based on the volume weighted average trading price of Company Shares during a ten-trading day period ending on the fifth business day prior to the closing of the Acquisition, which is expected in January 2023.

Certain management and employee members of WillowTree (or participation vehicles through which management members and employees of WillowTree hold equity interests therein) (the “Rollover Investors”) have entered into rollover agreements with TELUS International USA and TELUS International pursuant to which such members have agreed that a portion of their equity interests in WillowTree will not be cancelled and converted into the right to receive a cash consideration, but, instead, will be converted into “Class A Units” in the Surviving Company. Such Class A Units in the Surviving Company will be subject to redemption in exchange for redemption consideration to be determined based on the performance of WillowTree and its subsidiaries as further described below under the heading “Second Amended and Restated Limited Liability Company Agreement of the Surviving Company”. To the extent Rollover Investors have agreed that a portion of their equity interests in WillowTree will be converted into Class A Units in the Surviving Company, the purchase price payable by TELUS International at Closing will be reduced proportionally. In addition, it is contemplated that certain holders of options and beneficiaries of transaction bonuses will be invited to reinvest a portion of their after-tax proceeds from their option cancellations or transaction bonuses in the Surviving Company (such persons, the “Reinvestors”) and be subject to the same redemption mechanism should they elect to do so.

The Acquisition Agreement provides that the closing of the Acquisition will not occur before January 3, 2023. The consummation of the Acquisition is also subject to certain conditions, including the termination or expiration of the waiting period under the Hart-Scott-Rodino Act Antitrust Improvements Acts of 1976 (the “Hart-Scott-Rodino Act”), the accuracy of representations and warranties of the parties, compliance with the covenants and the absence of legal impediments. The parties have customary termination rights, including the right of either party to terminate the Acquisition Agreement if the consummation of the Acquisition has not occurred within 120 days after signing unless the failure of the Acquisition to be consummated was substantially caused by such party.

Under the Acquisition Agreement, WillowTree and Blocker Seller made representations and warranties with respect to the business of WillowTree and Blocker, as applicable to each, customary for transactions of a similar nature. Each party’s representations and warranties, as well as its liability for breaches of those representations and warranties, will expire and terminate upon the closing of the Acquisition.

Certain representations of WillowTree and Blocker Seller are qualified in whole or in part by a “material adverse effect” standard for purposes of determining whether a breach of such representations and warranties has occurred and by information in the accompanying disclosure schedules, which contain information that modifies, qualifies and creates exceptions to the applicable representations and warranties of WillowTree and Blocker Seller set forth in the Acquisition Agreement. Moreover, certain representations and warranties in the Acquisition Agreement were used for the purpose of allocating risk among the parties, rather than establishing matters as facts. Accordingly, investors and securityholders should not rely on the representations and warranties in the Acquisition Agreement as characterizations of the actual state of facts about the parties.

Additionally, the Acquisition Agreement provides for customary pre-closing operating covenants of WillowTree, including the obligation to conduct its business in the ordinary course consistent with past practice and to refrain from taking certain actions without TELUS International USA’s consent, subject to certain exceptions. TELUS International USA is also subject to certain limitations on its pre-closing conduct, including an obligation to take any and all steps necessary to obtain all clearances, consents, approvals and waivers applicable to the Acquisition under the Hart-Scott-Rodino Act.

Second Amended and Restated Limited Liability Company Agreement of the Surviving Company

At the closing of the Acquisition, a new limited liability company agreement in the form of the Second Amended and Restated Limited Liability Agreement (the “Second A&R LLCA”) that is attached to the Acquisition Agreement will be adopted. The operations of the Surviving Company, and the rights and obligations of the members of the Surviving Company, will be set forth in the Second A&R LLC Agreement.

Capitalization. The Second A&R LLCA provides for two classes of limited liability company interests (represented by units): “Class A Units” and “Class B Units,” with all units within a class having identical rights and privileges to the other Units within such class. Except as required by law, the Class A Units will not entitle the holders thereto to any voting rights. Each Class B Unit will entitle the holder thereof to one vote.

Class A Unit Redemption Right. The Rollover Investors and the Reinvestors (if any) will hold Class A Units in the Surviving Company. The Second A&R LLCA provides for redemption rights for each holder of Class A Units, on the one hand, and the Company, on the other hand, which entitle the holder thereof, at the election of either the relevant holder thereof or the Company, to have a portion of the Class A Units redeemed after the end of calendar year 2025, 2026 and 2027 (each, a “Redemption”), in exchange for a redemption consideration that will be determined based on the aggregate revenue of the Surviving Company and its subsidiaries (the “WillowTree Group”) in the relevant year, the compounded revenue growth of WillowTree Group until the end of the relevant year and the cumulative profitability margin of the business of WillowTree Group. Up to 70% of the redemption payments may, at the option of the Surviving Company, be settled in Company Shares, in which case the number of Company Shares to be issued would be based on a volume-weighted average over a thirty-trading day trading period ending on third business day before the relevant settlement date.

Governance. The Second A&R LLCA provides that Buyer will be the “Principal Member” of the Surviving Company and New WT Parent, Inc., a participation vehicle through which certain management members and employees will hold interests in the Surviving Company, will be the “Class A Representative Member”. The business and affairs of the Surviving Company will be managed under the authority and direction of a board of directors. As the Principal Member, TELUS International USA will be entitled to appoint a majority of the members of the board of directors. Certain transactions and other operational decisions related to the WillowTree business will be subject to review and approval by the Class A Representative Member until December 31, 2027 (or, in certain instances, earlier). TELUS International USA will also be required to preserve separate accounting for WillowTree’s business revenue until the end of 2027.

Amendment to Registration Rights Agreement

On February 5, 2021, in connection with our initial public offering, the Company entered into a registration rights agreement (as amended from time to time, the “Registration Rights Agreement”) with TELUS Corporation (“TELUS”) and Riel B.V. (“BPEA”), pursuant to which the Company agreed to provide TELUS and BPEA with certain demand and piggyback registration rights that require us to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of our subordinate voting shares held by TELUS or BPEA following the completion of our initial public offering. We amended the Registration Rights Agreement in June 2021 to provide certain piggyback registration rights to our chief executive officer and two other employees (the “June 2021 Amendment”). In connection with closing of the Acquisition, the Company will enter into an amendment to the Registration Rights Agreement (the “Amendment”), which will terminate the June 2021 Amendment, to extend certain demand and piggyback registration rights to the Blocker Seller and certain members of management of WillowTree who will hold Company Shares following completion of the Acquisition and/or one or more Redemptions, as well as to all shareholder parties to the Registration Rights Agreement with a registration right that would require us to, upon their request, use commercially reasonable efforts to take all actions necessary to make a resale registration statement under the U.S. Securities Act of 1933, as amended, covering such parties’ shares available for their use in connection with resale of their Company Shares. In connection with the execution of the Amendment, the Blocker Seller and certain members of management of WillowTree will be deemed to have requested, and we will have agreed, to make such resale registration statement available to the Blocker Seller and certain members of management of WillowTree as soon as reasonably possible after the closing date of the Acquisition. The Amendment will continue to provide registration rights to our chief executive officer consistent with the rights provided to him in the June 2021 Amendment.

Under the Registration Rights Agreement, as amended, we will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the Registration Rights Agreement. TELUS, BPEA and the other selling shareholders will generally be responsible for all underwriting discounts, selling commissions and securities transfer taxes applicable to any sale.

The Registration Rights Agreement contains customary representations, covenants, and indemnification and contribution provisions by us for the benefit of the selling shareholders and, in limited situations, by the selling shareholders for our benefit.

The foregoing descriptions of the Acquisition Agreement, the Second A&R LLCA and the Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are attached to this Form 6-K and are incorporated herein by reference.

Lender Commitment

Concurrent with execution of the Acquisition Agreement, we have secured a commitment from our lender to expand our existing credit facility to an aggregate $2 billion credit facility, consisting of an $800 million revolving credit facility and $1.2 billion in term loans payable in five years, subject to the closing of the Acquisition. We expect to borrow under the expanded credit facility at the time of the closing to fund a portion of the cash purchase consideration of the Acquisition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: November 3, 2022	By:	/s/ Michel Belec
	Name:	Michel Belec
	Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1†	Stock Purchase Agreement and Agreement and Plan of Merger, by and among TELUS International Holdings (U.S.A.) Corp., Sequoia Merger Subsidiary LLC, WLTR Holdings, LLC, and Insignia WT Holdings, LLC (for itself and in its capacity as the Representative), dated October 26, 2022, including (i) as Exhibit C, the form of amended & restated limited liability company agreement of WLTR Holdings, LLC and (ii) as Exhibit H, the form of amendment to the registration rights agreement, dated February 5, 2021, by and among TELUS International (Cda) Inc. and the shareholders party thereto.

† Portions of this exhibit, marked by brackets, have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K because they are both (i) not material and (ii) include information of the type that we treat as private or confidential.